PACIFIC INTERNET LTD
Management’s Discussion and Analysis for
the Quarter Ended June 30, 2005

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. Operating results for the quarter ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries are collectively referred to as the “Group” or “PacNet”.

Overview

PacNet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. It provides integrated data, voice and video services to businesses and individuals across seven countries – Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 408,000 subscribers.

PacNet’s primary service offerings include basic Internet access services through dial-up, broadband, leased lines and value-added services like VPN (virtual private network), managed security, hosting, international roaming, voice and collaboration services, email outsourcing and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (“POP”) in seven countries. The Group’s systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet’s goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

•	providing reliable and responsive customer experience;

•	focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;

•	exploiting our regional network coverage to provide one-stop service to regional corporate customers; and

•	leveraging the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group’s profitability.

Discussion of Results of Operations

The Group ended the second quarter of 2005 with net revenue of S$42.4 million (US$25.2 million). Year on year, the decrease was 1.3% or S$0.6 million (US$0.3 million). Quarter on quarter, net revenues increased 3.4% or S$1.4 million (US$0.8 million).

The Group’s net profit increased 8.1% when compared to the same quarter last year. Quarter-on-quarter, the Group’s net profit increased by 48.5%. The strong quarter-on-quarter performance was mainly due to higher revenues.

The following is a detailed discussion of this quarter’s operating results.

Revenues

In this quarter, corporate business broadband continues to show the greatest revenue growth. This is the trend observed in Singapore, Hong Kong and Australia with strong growth in corporate subscriber base. This is a result of the strong value proposition to businesses of higher speed broadband services at affordable prices. On the other hand, dial-up revenues have declined as a result of a continuing strategic shift from volume based consumer business to higher margin corporate business.

Net revenue for the quarter decreased by 1.3% compared to the same quarter last year. This is a result of a decline in consumer business, as the increase in corporate business has not yet outpaced this decline. Quarter-on-quarter, the net revenue showed an improvement of 3.4% mainly due to increase in corporate revenue this quarter overtaking the decrease in consumer revenue.

Dial-up Access

Dial-up access revenue for the second quarter decreased S$2.5 million (US$1.5 million) or 24.7% when compared to the corresponding period in 2004. The Group ended the quarter with 322,970 dial-up subscribers, an 18.3% decline when compared to the same quarter last year.

Compared to last quarter, dial-up revenues decreased S$0.3 million (US$0.2 million) or 3.6% and subscriber base for consolidated companies registered a decrease of 9.5%. This was a result of the Group’s more Internet savvy dial-up customers continuing to migrate to higher-speed access i.e. broadband.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base	Jun	Mar	Jun
by geography*	2005	2005	2004
Singapore	114,430	118,570	131,080

Malaysia	10	10	10

Hong Kong	72,440	73,450	87,070

Australia	30,380	31,900	36,180

The Philippines	92,950	118,700	116,010

Total for consolidated companies	310,210	342,630	370,350

India**	900	980	1,260

Thailand**	11,860	14,370	23,910
Total	322,970	357,980	395,520

* All numbers are rounded to the nearest 10.

**	Results of India and Thailand operations are equity accounted for.

Broadband Access

Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line (“DSL”) technology in five countries – Singapore, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$21.1 million (US$12.5 million) this quarter, a 6.0% increase over the same quarter last year. As of June 30, 2005, the Group had 69,440 broadband subscribers, a 10.6% increase over the same quarter last year. Compared to last quarter, revenue rose S$0.5 million (US$0.3 million) or 2.5%, attributed to the increase in corporate broadband revenues. The subscriber base for consolidated companies increased 2.8%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base	Jun	Mar	Jun
by geography*	2005	2005	2004
Singapore	33,920	33,560	35,510

Hong Kong	15,510	15,240	13,530

Australia	19,450	18,190	13,330

The Philippines	190	190	120

Total for consolidated companies	69,070	67,180	62,490

Thailand**	370	350	280
Total	69,440	67,530	62,770

* All numbers are rounded to the nearest 10.

**	Results of Thailand operations are equity accounted for.

In this quarter, broadband contributed 49.8% of the Group’s revenue, a significant increase from 46.3% a year ago. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings such as leased lines, and together with the increasing popularity of high-speed bandwidth multimedia applications and on-line entertainment in the consumer market, the Group expects demand for broadband services to continue on its upward trend.

Leased Line Access

Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers’ requirements. In this quarter, leased line revenue increased 2.7% when compared to the corresponding quarter last year and quarter-on-quarter, leased line revenue increased 2.5%. The increase is mainly due to the increase in average revenue per user (“ARPU”).

The following table summarizes the leased line customers by geography :

Leased line subscriber base	Jun	Mar	Jun
by geography*	2005	2005	2004
Singapore	530	530	580

Malaysia	40	40	30

Hong Kong	200	210	230

Australia	160	150	110

The Philippines	190	190	170

Total for consolidated companies	1,120	1,120	1,120

India**	110	100	80

Thailand**	450	430	320
Total	1,680	1,650	1,520

* All numbers are rounded to the nearest 10.

**	Results of India and Thailand operations are equity accounted for.

Value-Added Services (“VAS”)

The Group currently provides a variety of VAS to cater to the increasing needs of today’s Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. Year on year, VAS revenue grew S$0.7 million (US$0.4 million) or 14.8%. Quarter on quarter, VAS revenue increased S$0.5 million (US$0.3 million) or 9.3%. The increase was mainly from data services revenues from the Group.

Commission revenue and other revenues

Commission revenue relates to travel commission generated by the Group’s travel arm — Safe2Travel Pte Ltd (“Safe2Travel”), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.8 million (US$1.1 million), representing 4.9% of its gross ticket sales of S$37.0 million (US$21.9 million).

Although the commission revenue is recorded net, Safe2Travel’s accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group’s balance sheet relative to its revenues and cost of sales. As of June 30, 2005, Safe2Travel’s accounts receivable and accounts payable were S$13.0 million (US$7.7 million) and S$5.3 million (US$3.1 million), respectively.

Year on year, commission revenue increased 3.7%. Quarter on quarter, it showed an improvement of S$0.4 million (US$0.2 million) or 26.6%, this was due to an increase in travel demand by corporate customers after the holiday seasons in the first quarter of 2005.

Other revenues decreased by 10.3% compared to same quarter last year, this was due to lower e-commerce revenue. Quarter-on-quarter, other revenue increased by 24.3% or S$0.2 million (US$0.1 million), this was mainly due to an increase in system integration revenues.

Operating Costs and Expenses

Cost of Sales

The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group’s modem pool. Year on year, cost of sales decreased 0.2% but gross margin decreased from 54.7% to 54.2% this quarter, this was due to the lower revenue in this quarter compared to same quarter last year. Quarter on quarter, gross margin maintained at 54.2%.

Staff Costs

Staff costs for the quarter was S$12.1 million (US$7.2 million), representing a slight increase of S$69,000 (US$41,000) or 0.6% when compared to the same quarter last year. Quarter on quarter, it increased marginally by 1.5%.

Staff costs before stock based compensation costs for the quarter was S$12.1 million (US$7.2 million). Year on year, it increased by 0.6% and quarter on quarter it increased marginally by 1.1%.

The stock-based compensation cost recognised by the Group for the quarter was a reversal of S$16,000 (US$9,000). The corresponding cost was a reversal of S$65,000 (US$39,000) for the last quarter and a reversal of S$0.2 million (US$0.1 million) for the same quarter last year.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 (“EITF 00-23 Issue 31”). As of June 30, 2005, there are 86,675 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a reversal of S$26,000 (US$15,000) compared to a reversal of S$0.2 million (US$0.1 million) in the same quarter last year and a reversal of $0.1 million (US$62,000) for the last quarter.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 28.2%, 29.2% and 28.4% for this quarter, last quarter and same quarter last year respectively. Revenue per employee per quarter has improved from S$42,000 (US$25,000) last quarter to S$43,000 (US$25,000) this quarter, as a result of improved staff productivity.

Sales and Marketing Expenses

Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 13.5% over the same quarter last year. Quarter on quarter, sales and marketing expenses decreased 34.5%. This is in alignment with the focus on the corporate business segment, which requires relatively lower advertising and promotional expenses. As a percentage of total revenue, the sales and marketing expenses is 3.3%, 5.2% and 3.7% this quarter, last quarter and corresponding quarter last year respectively.

Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses increased by 5.6%. Quarter to quarter, it has also increased 13.6%. The increase was mainly due to an increase in office rental and consultancy fees.

Depreciation and Amortization

Depreciation and amortization was S$2.0 million (US$1.2 million), a year on year and quarter on quarter decline of 10.0% and 3.3% respectively. The reduction is mainly due to lower depreciation charges as there were no major acquisitions in fixed assets over the last two years by the Group.

Allowance for Doubtful Accounts Receivables

Allowance for doubtful accounts receivable decreased by S$9,000 (US$6,000) or 1.9% for this quarter, when compared to the corresponding period in 2004, this was a result of more effective credit management compared to a year ago.

Quarter on quarter, allowance for doubtful accounts receivables increased by S$0.2 million (US$0.1 million) or 67.0%, the increase was due to additional provisions as a result of a corresponding increase in our accounts receivable.

Other income (expenses)

Other income / (expenses) comprised largely of equity in gain / (losses) of unconsolidated affiliates, net gain in foreign exchange translation and interest income earned.

Equity in gain of unconsolidated affiliates relates to the Group’s operations in Thailand and India. The Group recorded an equity gain from unconsolidated affiliates of S$42,000 (US$25,000) in this quarter compared to an equity loss of S$40,000 (US$24,000) from the same quarter last year. Quarter on quarter, the equity gain in unconsolidated affiliates shows a decline of 67.7% mainly due to the net loss in the foreign exchange revaluation in the Thailand’s operations.

Liquidity and Capital Resources

As of June 30, 2005, the Group held cash and cash equivalents of S$62.0 million (US$36.7 million). The Group generated a cash surplus of S$3.8 million (US$2.2 million) for first six months of 2005.

Operating activities for the first half year of 2005 generated cash of S$9.1 million (US$5.4 million). Of this, S$5.0 million (US$3.0 million) was used in investing activities, which were mainly acquisition of fixed assets and wireless broadband spectrum. Cash used in financing activities for the quarter amounted to S$0.3 million (US$0.2 million) and these were primarily for repayment of capital leases.

Critical accounting policies and estimates

PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet’s revenue arrangements commencing on or after June 15, 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence (“POPs”) is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004. On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notifce of the settlement to be provided to the settlement class, and (iii) a final fairness hearing. A final hearing on approval of the Settlement has been scheduled for January 9, 2006. There are still discussions regarding the form of the notice for the final hearing, which will be sent out in September 2005. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995”, some of these may be identified by the use of words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. The Group has made forward-looking statements with respect to the following, among others:

• projected capital expenditures, expansion plans and liquidity;
• development and growth of additional revenue sources;
• development and maintenance of profitable pricing programs; and
• outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.